UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No             X

BBVA Creating Opportunities 3Q22 Results October 28, 2022

Disclaimer
This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.
This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995)
regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.
This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange
Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.
Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3Q22 Results 3

BBVA once again reports a very strong quarter

RECURRENT NET ATTRIBUTABLE PROFIT[1]
(CURRENT €M)


+31%
-1.9%
1,400
1,877
1,841
MERLIN TRANSACTION
1,675
REPORTED
€1,193 M
LAST 5 YEARS AVERAGE
3Q21
2Q22
3Q22

	3Q21	2Q22	3Q22
EPS (€)[1]	0.20	0.30	**0.29**

CET1 FULLY LOADED
(%)


12.45%
Target Range
11.5%-12.0%
SREP Requirement
8.60%
Sep-22

NOTE: In the presentation, 2022 figures are under hyperinflation accounting in Turkey. (1) Net attributable profit and Earnings per Share (EPS) excluding non-recurring results (negative impact of € 201 M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22).EPS calculated considering the average number of shares, excluding the treasury shares and shares cancelled under the SBB program. 2Q22 EPS figure has been adjusted excluding from the calculation the shares corresponding to the share buyback program.

3Q22 Results 4
At the operating income level, passing the €4Bn
threshold for the first time
OPERATING INCOME
(CURRENT €M)
3Q21 2Q22 3Q22 +16.6% +37% 2,953 3,464 4,038

3Q22 Results 5
Exceptional shareholder value creation and profitability metrics
TBV + DIVIDENDS PROFITABILITY METRICS3
(€/SHARE) (%) TBV / share Dividends / share
ROTE
+20%
+3.2%
7.66
7.42
0.352
0.231
6.41
ROE
7.19 7.31
9M21 12M21 9M22
Sep-21 Jun-22 Sep-22
(1) April 2022 dividend per share 0.23 € (gross). (2) April 2022 dividend per share 0.23 € (gross) and October 2022 dividend per share 0.12 € (gross). (3) Profitability metrics excluding discontinued operations and non-recurring results.
11.7 12.0 15.7 11.1 11.4 15.0

3Q22 Results 6
3Q22 key messages
1
OUTSTANDING CORE REVENUES AND CORE REVENUES (NII+FEES) TOTAL LOAN GROWTH1
ACTIVITY GROWTH +38.4% vs. 3Q21 +15.0% vs. SEP 2021
2
EFFICIENCY RATIO
LEADING AND IMPROVING
EFFICIENCY WITH POSITIVE JAWS 42.9% 9M22 -249 BPS. vs. 9M21
3
OPERATING INCOME
HIGHEST QUARTERLY OPERATING
INCOME EVER +44.9% vs. 3Q21
4
COST OF RISK (YTD)
SOLID ASSET QUALITY TRENDS
0.86% 0.93% IN 20212 1.04% IN 20192
5
CET1 FL
STRONG CAPITAL POSITION
ABOVE OUR TARGET 12.45%
6
NEW RECORDS IN STRATEGIC NEW CUSTOMERS ACQUIRED SUSTAINABLE BUSINESS
METRICS 8.6 MILLION IN 9M22 €124 BILLION SINCE 2018
NOTE: Variations in Constant €.
(1) Performing loans under management excluding repos. (2) CoR excludes the US business sold to PNC for comparison purposes.
We are on track to achieve our ambitious long-term goals

3Q22 Results 7
3Q22 Profit & Loss
Change Change 3Q22/3Q21 3Q22/2Q22
BBVA Group (€M) 3Q22 % constant % % constant %
Net Interest Income 5,261 45.1 40.2 15.3 14.3
Net Fees and Commissions 1,380 17.4 14.7 -1.8 -2.0
Net Trading Income 573 54.5 48.0 14.2 11.2
Other Income & Expenses -358 n.s. n.s. -22.9 -17.2
Gross Income 6,857 33.6 28.6 13.9 12.5
Operating Expenses -2,818 20.0 18.5 7.6 7.2
Operating Income 4,038 44.9 36.8 18.7 16.6
Impairment on Financial Assets -940 46.0 51.0 32.6 33.6 Provisions and Other Gains and Losses -110 197.4 253.5 71.0 65.2
Income Before Tax 2,988 41.9 30.0 13.8 10.9
Income Tax -1,004 70.9 57.0 46.9 44.1
Non-controlling Interest -143 5.1 -44.8 41.5 19.2
Net Attributable Profit (ex non-recurring impacts) 1,841 33.9 31.4 -0.5 -1.9
Discontinued operations and non-recurring results1 - n.s. n.s. n.s. n.s.
Net Attributable Profit (reported) 1,841 34.1 31.4 11.6 9.9
(1) Discontinued operations and non-recurring results include the negative impact of € 201 M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22.

3Q22 Results 8
9M22 Profit & Loss
Change
9M22/9M21
BBVA Group (€M) 9M22 % constant %
Net Interest Income 13,811 32.6 29.0
Net Fees and Commissions 4,030 17.4 14.6
Net Trading Income 1,669 17.4 13.4
Other Income & Expenses -1,145 n.s. n.s.
Gross Income 18,366 21.2 17.8
Operating Expenses -7,872 14.5 12.8
Operating Income 10,494 26.7 21.8
Impairment on Financial Assets -2,380 6.4 8.1
Provisions and Other Gains and Losses -204 -20.7 -10.9
Income Before Tax 7,909 36.6 27.9
Income Tax -2,605 57.3 51.5
Non-controlling Interest -260 -42.7 -64.6
Net Attributable Profit (ex non-recurring impacts) 5,044 37.1 35.3
Discontinued operations and non-recurring results1 -201 -47.7 -51.6
Net Attributable Profit (reported) 4,842 47.0 46.2
(1) Discontinued operations and non-recurring results include US business sold to PNC and net cost related to the restructuring process in 9M21, and the negative impact of € 201 M due to the agreement reached with
Merlin for the purchase of 662 branches in Spain in 9M22.

3Q22 Results 9
Excellent revenue growth following a remarkable trend
NET INTEREST INCOME1
(CONSTANT €M)
NET FEES AND COMMISSIONS
(CONSTANT €M)
Outstanding NII growth driven by strong activity and customer spread improvement
Sound fee income levered on Payments and Transactional business
NTI growth driven by the positive evolution of Global Markets
Strong quarterly and year-over-year performance thanks to core revenues growth
(1) CPI linkers accrual in Turkey is registered in “Net Interest Income” heading in 2021, and from 2022 is reclassified in “Other Income and Expenses” heading.

3Q22 Results 10
NII growth levered on activity and improving customer spreads
LOAN GROWTH
(YOY, CONSTANT €)
CUSTOMER SPREAD
(%)
NET INTEREST INCOME
(YOY, CONSTANT €)
SPAIN
MEXICO
Note: Loan growth according to local GAAP. Performing loans under management excluding repos.

3Q22 Results 11
Positive jaws and continue leading efficiency
POSITIVE JAWS AND COSTS GROWING
BELOW INFLATION
(9M22 YOY, CONSTANT €)
EFFICIENCY RATIO
(COST-TO-INCOME, % CONSTANT €)
FOOTPRINT INFLATION1 16.5% 12M AVERAGE
#1 RANKING EUROPEAN PEER GROUP2
Gross Income
Operating Expenses
9M21
9M22
+21.2%
+14.5%
(1) Weighted by operating expenses and excluding Venezuela. (2) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 6M22.

3Q22 Results 12
Solid asset quality trends with improving NPL and
coverage ratios
FINANCIAL ASSETS IMPAIRMENTS
(CONSTANT €M)
NPL
(€BN)
COST OF RISK
(% YTD)
NPL & COVERAGE RATIOS
(%)
Sep-21 Dec-21 Mar-22 Jun-22 Sep-22
Sep-21 Dec-21 Mar-22 Jun-22 Sep-22
NOTE: 2021 excludes the US business sold to PNC for comparison purposes.
CoR aligned with 2022 guidance (below 100 bps, in line with 2021)
COVERAGE
NPL
Sep-21 Dec-21 Mar-22 Jun-22 Sep-22

3Q22 Results 13
Strong capital position above our target
CET1 FULLY-LOADED
(%, BPS)
Target Range
11.5%-12.0%
SREP Requirement
8.60%
Jun-22
Results
Dividend accrual & AT1 coupons
RWAs (constant €)
Others1
Sep-22
(1) Includes, among others, market related impacts, minority interests, final adjustment related to the SBB program, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results.
12.45% +56 bps -16 bps -10bps 12.45%

3Q22 Results 14
Customer acquisition showing all-time highs driven by digital
NEW CUSTOMER ACQUISITION1
(BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS)
DIGITAL
54%
7%
9M17 9M18 9M19 9M20 9M21 9M22
(1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes.

3Q22 Results 15
Customer journey: new customer acquisition leads to cross-selling and more engagement
SPAIN CASE: CUSTOMER’S ENGAGEMENT JOURNEY1
CUSTOMERS PRODUCT MIX
(% OF TOTAL PRODUCTS ACQUIRED)
71%
New
Customers
After 6
Months
PAYROLL AND DIRECT DEBIT PRODUCTS INCREASES ENGAGEMENT
AND PROFITABILITY
(1) Figures calculated using numbers of products and clients acquired from Jan-22 to Mar-22. (2) Credit Cards, loans and mortgages. Includes also Mutual Funds. (3) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.
OF NEW CUSTOMERS CONVERTED TO TARGET CUSTOMERS3 IN 6 MONTHS
other products
Account &
Debit Card
New
Customers
Total number
of products
6%
Lending2
26%
Payroll &
Direct Debit
68%
Account &
Debit Card
After 6
months

3Q22 Results 16
We increase our Sustainable Business goal to €300Bn
SUSTAINABLE BUSINESS
(€ Bn)
COMMITMENT IN
PORTFOLIO ALIGNMENT
2030 decarbonization goals set in
selected CO2 intensive industries
REDUCTION IN 2030
Power
Auto
Steel
Cement
Coal
Oil & Gas
-52% kg CO2e/MWh
-46% g CO2/km
-23% kg CO2/tn
-17% kg CO2/tn
Phase out1
-30% Mn tCO2e2
GOAL: NET ZERO 2050
2030 for developed countries and in 2040 for emerging countries (2) For upstream related financing
Advancing in our commitment in portfolio alignment
by setting a new target for the Oil&Gas sector

3Q22 Results 17
We are on the right path to achieve our ambitious long-term goals
COST-TO-INCOME
(%)
ROTE
(%, ANNUALIZED)
TBV/SHARE + DIVIDENDS
(YOY %)
NEW TARGET CUSTOMERS1
(MILLION CUMULATIVE)
SUSTAINABLE BUSINESS
(€ BILLION, CUMULATIVE SINCE 2018)
(1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

Business Areas

3Q22 Results 19

Spain

PROFIT & LOSS (€M)

	3Q22	Δ (%) vs 3Q21	Δ (%) vs 2Q22	9M22	Δ (%) vs 9M21
Net Interest Income	931	6.8	3.0	2,695	2.3
Net Fees and Commissions	526	-1.8	-8.4	1,635	2.4
Net Trading Income	41	n.s.	-58.4	329	24.0
Other Income & Expenses	80	22.6	n.s.	-13	n.s.
Gross Income	**1,578**	**6.7**	**12.3**	**4,646**	**2.9**
Operating Expenses	-723	-3.4	0.4	-2,157	-4.3
Operating Income	**855**	**17.0**	**24.8**	**2,489**	**10.2**
Impairment on Financial Assets	-139	136.4	34.3	-332	-17.3
Provisions and Other Gains and Losses	-10	-75.0	30.5	-37	-84.7
Income Before Tax	**705**	**11.8**	**23.0**	**2,120**	**31.2**
Income Tax	-201	21.5	23.0	-604	42.6
Net Attributable Profit (ex non-recurring impacts)	**504**	**8.3**	**23.1**	**1,514**	**27.1**
Discontinued operations and non-recurring results	-	-	n.s.	-201	n.s
Net Attributable Profit (reported)	**504**	**8.3**	**142.4**	**1,312**	**10.2**

ACTIVITY (SEP-22)


€Bn
YoY
173.5
+4.6%
Mortgages
67.6
-2.8%
Consumer + Credit Cards
16.0
+8.2%
Very small businesses
15.9
+3.4%
Other Commercial
22.0
+13.6%
Corporate + CIB
27.2
+19.2%
Public sector
13.1
-6.3%
Others
11.8
+16.4%
Lending[1]
€Bn
YoY
297.5
+2.7%
Demand Deposits
193.9
+8.4%
Time Deposits
18.4
-11.5%
Off-BS Funds
85.2
-5.3%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos

KEY RATIOS

Customer Spread (%)


Yield on loans
1.74
1.74
1.93
Customer spread
1.75
1.72
1.85
Cost of deposits
-0.01
0.03
0.08
3Q21
2Q22
3Q22

Asset Quality Ratios (%)


Coverage
65.5
61.5
64.0
NPL Ratio
4.09
4.04
3.91
CoR (YtD)
0.32
0.20
0.24
3Q21
2Q22
3Q22

- **Loan growth** (+4.6% YoY) focused on most profitable segments: consumer, SMEs and very small businesses. Sound activity trends in the quarter despite seasonality.
- **Positive dynamics on the NII** (+3.0% QoQ) levered on loan growth and an **improving customer spread (+14 bps).**
- **Strong pre-provision profit growth** (+10.2% YoY), driven by higher core revenues (+2.4% YoY) and lower operating costs (-4.3% YoY). **Efficiency** improving to **46.4% 9M22** (-3.5pp YoY)
- **Sound Asset Quality metrics.** Improvement of the NPL and Coverage ratios in the quarter.

3Q22 Results 20

Mexico

PROFIT & LOSS (Constant €M)

		Δ Constant (%)			Δ Current (%)	Δ Constant (%)
	3Q22	vs 3Q21	vs 2Q22	9M22	vs 9M21	vs 9M21
Net Interest Income	2,134	29.0	10.8	5,921	38.3	23.9
Net Fees and Commissions	409	17.8	2.6	1,174	30.7	17.0
Net Trading Income	90	-6.8	-33.7	324	27.9	14.5
Other Income & Expenses	97	126.6	-43.1	336	165.2	137.4
Gross Income	**2,730**	**27.5**	**3.8**	**7,754**	**39.5**	**24.9**
Operating Expenses	-855	13.6	5.7	-2,470	25.7	12.5
Operating Income	**1,875**	**35.1**	**2.9**	**5,284**	**47.1**	**31.7**
Impairment on Financial Assets	-449	23.0	17.7	-1,277	18.7	6.3
Provisions and Other Gains and Losses	-36	n.s.	n.s.	-45	n.s.	n.s.
Income Before Tax	**1,390**	**34.6**	**-3.0**	**3,962**	**56.4**	**40.0**
Income Tax	-298	4.4	-23.5	-998	35.8	21.6
Net Attributable Profit	**1,092**	**46.1**	**4.7**	**2,964**	**64.7**	**47.5**

ACTIVITY (SEP-22)

(Constant €)


€Bn
73.8
YoY
+15.1%
Mortgages
15.1
+12.3%
Consumer
10.7
+14.3%
Credit Cards
6.7
+18.8%
SMEs
4.7
+18.5%
Other Commercial
30.6
+19.0%
Public sector
5.9
+0.8%
Lending[1]
€Bn
116.0
YoY
+7.9%
Demand Deposits
63.4
+8.6%
Time Deposits
12.3
+6.6%
Off-BS Funds
40.3
+7.3%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

Customer Spread (%)


Yield on loans
11.12
11.99
12.61
Customer spread
10.16
10.59
10.89
Cost of deposits
0.96
1.40
1.72
3Q21
2Q22
3Q22

Asset Quality Ratios (%)


Coverage
131.0
118.9
133.3
NPL Ratio
2.54
2.81
2.53
CoR (YtD)
2.70
2.57
2.57
3Q21
2Q22
3Q22

- **Continued sound activity dynamics** both in retail (+3.9% QoQ) and commercial portfolios (+2.1% QoQ), leading to a strong and balanced loan growth across segments.
- **Excellent performance of core revenues** (+22.7% YoY), supported by activity dynamism and higher customer spread (+57 bps).
- **Very positive jaws.** Significant improvement in the efficiency ratio to 31.9% in 9M22 (-3.5pp YoY).
- **Maintained positive trends in risk indicators.** Improved NPL ratio (-28 bps) and coverage level (+14 pp) in the quarter, while the cost of risk remains flat at 257 bps 9M22.

3Q22 Results 21

Turkey

PROFIT & LOSS (Constant €M)

	3Q22	Δ Constant (%) vs 2Q22	Δ Current (%) vs 2Q22	9M22
Net Interest Income	857	27.7	21.9	1,976
Net Fees and Commissions	169	3.0	-2.7	452
Net Trading Income	211	-5.1	-10.9	591
Other Income & Expenses	-102	-49.4	-27.9	-662
Of which:				
Net Monetary Position (NMP) loss	-384	-52.4	-52.4	-2,070
CPI linkers revenues	267	-53.6	-61.4	1,351
Gross Income	**1,135**	**32.5**	**21.0**	**2,357**
Operating Expenses	-309	16.4	11.5	-790
Operating Income	**826**	**39.8**	**25.3**	**1,567**
Impairment on Financial Assets	-120	52.3	50.4	-285
Provisions and Other Gains and Losses	-38	67.0	60.0	-71
Income Before Tax	**668**	**36.5**	**19.7**	**1,211**
Income Tax	-278	-16.4	-21.9	-891
Non-controlling Interest	-72	182.4	179.7	17
Net Attributable Profit	**318**	**142.1**	**100.7**	**336**

ACTIVITY (SEP-22)

(Constant €; Bank Only)


€Bn
31.8
YoY[1]
FC
9.2
-21.6%
TL
+62.9%
Commercial
11.2
+75.9%
Retail
11.4
+51.8%
Lending[2]
€Bn
41.3
YoY[1]
FC
-4.4%
Time
8.2
-18.5%
Demand
15.0
+5.6%
TL
+92.4%
Time
13.1
+91.7%
Demand
5.0
+94.2%
Cust.Funds[2]

(1) FC evolution excluding FX impact.

(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

Customer Spread (%)


FC
4.66
5.71
6.51
TL
3.43
6.65
9.00
3Q21
2Q22
3Q22

Asset Quality Ratios (%)


Coverage
77.8
82.6
86.1
NPL Ratio
6.51
5.92
5.60
CoR (YtD)
0.88
0.88
0.89
3Q21
2Q22
3Q22

- **TL loans YoY growth** below the annual inflation rate. Continued deleverage on FC loans (-12.8% QoQ).
- **NII growth in the quarter** driven by TL loan growth and higher customer spread.
- **Other Income & Expenses:** lower hyperinflation adjustment, as the quarterly inflation rate has been trending down[3].
- **Sound asset quality:** improving NPL ratio, thanks to strong recoveries, and coverage level due to higher provisioning for the most FX sensitive portfolio.
- **NAP** supported by positive business trends, decelerating inflation and limited FX depreciation in the quarter.

(3) Quarterly inflation rate: 7.1% in 3Q22 vs 15.9% in 2Q22 and 22.8% in 1Q22.

3Q22 Results 22

South America

NET ATTRIBUTABLE PROFIT

(Constant €M)

	3Q22	Δ Constant (%) vs 3Q21	Δ Constant (%) vs 2Q22	9M22	Δ Current (%) vs 9M21	Δ Constant (%) vs 9M21
Colombia	59	8.3	-22.9	207	32.9	29.9
Peru	49	79.9	-25.8	168	122.3	96.5
Argentina	73	n.s.	n.s.	156	n.s.	n.s.
Other [1]	36	121.5	33.3	83	44.4	40.3
South America	**217**	**91.0**	**-11.4**	**614**	**87.4**	**98.3**

Note: Venezuela in current €m.
(1) Other includes BBVA Forum, Venezuela, Uruguay and Bolivia.

ACTIVITY (SEP-22)

(Constant €)



€Bn
41.0
YoY
+14.7%
Colombia 14.7 +23.7%
Peru 18.0 -0.5%
Argentina 4.1 +73.3%
Other 4.3 +22.5%
Lending[1]
€Bn
63.6
YoY
+15.0%
Colombia 16.8 +23.6%
Peru 19.7 +0.4%
Argentina 9.7 +70.1%
Other 17.3 +6.2%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos

KEY RATIOS



Customer Spread (%)
Cost of risk (YTD, %)
6.21
5.76
5.24
2.05
1.54
1.50
5.22
5.72
5.89
1.85
0.84
1.20
12.73
13.67
13.70
2.79
2.15
2.53
3Q21
2Q22
3Q22
3Q21
2Q22
3Q22

- **Colombia:** activity remains strong both in retail and commercial segments. Customer spread affected in the short term by the negative sensitivity to sharp rate hikes. Solid NAP supported by higher revenues (+17.1% YoY), and lower impairments. Positive jaws, **efficiency improving to 36.6% 9M22.**
- **Peru:** loan growth affected by maturities of government support program loans. Very positive commercial dynamics in retail segments (+11.9% YoY). Strong NAP driven by sound core revenues growth (+20% YoY) supported by a better activity mix and higher customer spread (+58 bps YoY). **Efficiency improves to 36.9% 9M22**. Solid risk metrics.
- **Argentina:** sound NAP (€156M 9M22) driven by revenues growth levered on positive activity trends and higher customer spread (+76 bps YoY). Efficiency improves and asset quality metrics remain sound.

Takeaways BBVA delivered another strong quarter 1 Core Revenue growth driven by activity and spreads 2 Advancing in our strategy: Digital, sustainability and innovation 3 On track to achieve our ambitious long-term goals 4

BBVA Creating opportunities Annex 01 Net Attributable Profit Evolution 02 Gross Income breakdown 03 P&L Accounts by business Unit 04 Customer spread by country 05 Stages breakdown by business area 06 Sound portfolios in main geographies 07 Covid-related loans backed by 08 ALCO portfolio, NII sensitivity and LCRs & NSFRs 09 CET1 Sensitivity to market impacts 10 CET1 YTD evolution & RWAs by business area 11 Book Value of the main subsidiaries 12 TBV per share & dividends evolution 13 Garanti BBVA: wholesale funding 14 Digital metrics State guarantees

BBVA
Creating Opportunities
01 Net Attributable Profile evolution

3Q22 Results 26
Improvement especially in Mexico, South America and Turkey
RECURRENT NET ATTRIBUTABLE PROFIT1
(BUSINESS AREAS CONTRIBUTION TO 3Q22 YOY GROWTH; CURRENT €M)
+31%
1,400
39
463
76
83
-15
-205
1,841
3Q21
Spain
Mexico
Turkey
South America
Rest of Business
Corporate Center
3Q22

NAP 3Q22 (€M)1	504	1,143	275	200	55	-336
NAP growth (YoY)1	+8%	+68%	+38%	+71%	-21%	n.s.

(1) Net attributable profit excluding discontinued operations and non-recurring results: net impact arisen from the purchase of offices in Spain in 2Q22.

3Q22 Results    27
Improvement in Spain, Mexico and South America
RECURRENT NET ATTRIBUTABLE PROFIT1
(BUSINESS AREAS CONTRIBUTION TO 9M22 GROWTH; CURRENT €M)
+35%
3,727
323
1,165
-247
286
-46
-165
5,044
9M21
Spain
Mexico
Turkey
South America
Rest of Business
Corporate Center
9M22

NAP 9M22 (€M)1	1,514	2,964	336	614	183	-566
NAP growth (YoY)1	+27%	+65%	-42%	+87%	-20%	n.s.

(1) Net attributable profit excluding discontinued operations and non-recurring results: (I) the net impact arisen from the purchase of offices in Spain in 2022; (II) the net costs related to the restructuring process in 2021 and (III) the profit (loss) generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

BBVA
Creating Opportunities
02 Gross Income breakdown

3Q22 Results    29
Gross Income breakdown
9M22
Rest of business 585 €M
Spain 4,646€M
Mexico 7,754 €M
Turkey 2,357 €M
South America 3,167 €M
3%
25%
42%
13%
17%
Note: Figures exclude Corporate Center.

BBVA
Creating Opportunities
03 P&L Accounts by business unit
Rest of Business
Corporate Center
Turkey (hyperinflation adjustment)
Argentina (hyperinflation adjustment)
Colombia
Peru

3Q22 Results 31
Rest of Business Profit & Loss
€M (%) (%)
3Q22 vs 3Q21 vs 2Q22 9M22 vs 9M21
Net Interest Income 89 26.6 10.9 244 15.6 Net Fees and Commissions 64 23.0 -2.2 186 0.8 Net Trading Income 47 -25.0 33.9 151 -23.1 Other Income & Expenses 1 n.s. 3.1 5 -64.1
Gross Income 201 10.2 10.6 585 -3.3
Operating Expenses -134 35.0 12.4 -367 12.3
Operating Income 67 -19.1 7.1 217 -21.7
Impairment on Financial Assets -4 n.s. -51.3 -4 n.s. Provisions and Other Gains and Losses 3 n.s. 22.7 15 n.s.
Income Before Tax 67 -24.4 15.4 229 -22.0
Income Tax -12 -36.4 7.5 -46 -28.2
Net Attributable Profit 55 -21.2 17.2 183 -20.2

3Q22 Results 32
Corporate Center Profit & Loss
€M
(%) (%)
3Q22 vs 3Q21 vs 2Q22 9M22 vs 9M21
Net Interest Income -33 -27.8 26.5 -97 -24.1 Net Fees and Commissions -5 -18.0 -67.4 -25 -13.7 Net Trading Income 41 -59.2 n.s. -80 n.s. Other Income & Expenses 0 -97.8 -99.6 59 -38.1
Gross Income 3 -95.5 -103.9 -144 n.s.
Operating Expenses -201 -4.4 -1.6 -593 -1.7
Operating Income -199 31.1 -27.0 -737 85.2
Impairment on Financial Assets -2 8.5 n.s. -1 -38.4 Provisions and Other Gains and Losses -8 n.s. 47.8 -3 -78.5
Income Before Tax -209 41.2 -24.8 -741 79.4
Income Tax -126 n.s. n.s. 168 n.s Non-controlling Interest 0 -96.0 n.s. 7 n.s
Net Attributable Profit (ex non-recurring impacts) -336 156.7 n.s. -566 41.0
Corporate operations (1) - — - n.s.
Net Attributable Profit (reported) -336 156.7 n.s. -566 -30.7
(1) Includes the results from US business sold to PNC in 2021 and the net cost related to the restructuring process.

3Q22 Results 33
Turkey hyperinflation adjustment
PROFIT & LOSS 1 €M
9M22 9M22
Hyperinflation
(reported) adjustment (2) Ex.Hyperinflation
Net Interest Income 1,976 197 1,778 Net Fees and Commissions 452 50 403 Net Trading Income 591 65 526 Other Income & Expenses -662 -2,060 1,398
Gross Income 2,357 -1,748 4,105
Operating Expenses -790 -119 -672
Operating Income 1,567 -1,867 3,434
Impairment on Financial Assets -285 -32 -253 Provisions and Other Gains and Losses -71 -21 -50
Income Before Tax 1,211 -1,920 3,131
Income Tax -891 -134 -758 Non-controlling Interest 17 785 -768
Net Attributable Profit 336 -1,269 1,605
(1) All figures calculated according to end of period FX.
(2) Includes (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation.

3Q22 Results 34
Argentina hyperinflation adjustment
PROFIT & LOSS 1 €M
9M22 9M22
Hyperinflation
(reported) adjustment (2) Ex.Hyperinflation
Net Interest Income 1,394 251 1,143 Net Fees and Commissions 222 38 184 Net Trading Income 125 28 98 Other Income & Expenses -813 -669 -145
Gross Income 927 -352 1,280
Operating Expenses -607 -147 -460
Operating Income 321 -499 820
Impairment on Financial Assets -117 -24 -93 Provisions and Other Gains and Losses -21 -4 -17
Income Before Tax 183 -527 710
Income Tax 42 283 -241 Non-controlling Interest -69 82 -151
Net Attributable Profit 156 -163 319
(1) All figures calculated according to end of period FX.
(2) Includes (i) the NMP position loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation.

3Q22 Results 35
Colombia Profit & Loss
€M CONSTANT
(%) (%)
3Q22 vs 3Q21 vs 2Q22 9M22 vs 9M21
Net Interest Income 214 9.7 -3.4 652 10.9 Net Fees and Commissions 27 29.9 3.5 78 21.6 Net Trading Income 29 48.6 8.9 80 64.6 Other Income & Expenses -9 -9.0 109.8 -17 -27.5
Gross Income 261 15.7 -3.4 793 17.1
Operating Expenses -104 20.8 9.4 -290 16.1
Operating Income 156 12.5 -10.4 503 17.7
Impairment on Financial Assets -57 7.7 7.0 -166 -12.3 Provisions and Other Gains and Losses -6 n.s. 67.5 -10 n.s. Income Before Tax 94 6.0 -20.3 326 37.8 Income Tax -33 3.6 -15.1 -113 58.1 Non-controlling Interest -2 -15.1 -23.7 -7 8.1 Net Attributable Profit 59 8.3 -22.9 207 29.9

3Q22 Results 36
Peru Profit & Loss
€M CONSTANT
(%) (%)
3Q22 vs 3Q21 vs 2Q22 9M22 vs 9M21
Net Interest Income 284 25.6 9.4 773 23.7 Net Fees and Commissions 69 0.8 -6.9 211 8.0 Net Trading Income 44 58.8 7.0 120 -5.5 Other Income & Expenses -8 -20.2 -7.8 -26 -16.8
Gross Income 389 24.5 6.2 1,078 17.7
Operating Expenses -144 20.8 11.2 -398 15.0
Operating Income 245 26.8 3.5 680 19.3
Impairment on Financial Assets -87 1.6 n.s. -162 -34.8 Provisions and Other Gains and Losses -11 -33.6 37.3 -29 -23.2
Income Before Tax 147 62.0 -20.7 488 72.6
Income Tax -38 25.8 -24.5 -127 37.1 Non-controlling Interest -60 80.2 -13.2 -192 84.5
Net Attributable Profit 49 79.9 -25.8 168 96.5

04 Customer Spread by country
BBVA
Creating Opportunities

3Q22 Results 38
Customer spreads: quarterly evolution
AVERAGE
3Q21 4Q21 1Q22 2Q22 3Q22 3Q21 4Q21 1Q22 2Q22 3Q22 Spain 1.75% 1.73% 1.71% 1.72% 1.85% Turkey TL 3.43% 4.89% 5.22% 6.65% 9.00%
Yield on Loans 1.74% 1.73% 1.71% 1.74% 1.93% Yield on Loans 16.26% 16.48% 17.75% 18.60% 20.92% Cost of Deposits 0.01% 0.00% 0.00% -0.03% -0.08% Cost of Deposits -12.83% -11.59% -12.53% -11.95% -11.92%
Mexico MXN 11.17% 11.23% 11.37% 11.63% 11.92% Turkey FC1 4.66% 4.65% 4.99% 5.71% 6.51%
Yield on Loans 12.31% 12.49% 12.79% 13.31% 13.94% Yield on Loans 4.89% 4.87% 5.19% 6.02% 7.10% Cost of Deposits -1.15% -1.26% -1.42% -1.67% -2.03% Cost of Deposits -0.24% -0.21% -0.20% -0.30% -0.59%
Mexico FC1 2.93% 2.88% 2.94% 3.34% 4.20% Argentina 12.73% 14.67% 14.75% 13.67% 13.70%
Yield on Loans 2.95% 2.90% 2.96% 3.38% 4.32% Yield on Loans 26.46% 27.44% 29.74% 33.13% 38.98% Cost of Deposits -0.02% -0.02% -0.02% -0.05% -0.12% Cost of Deposits -13.73% -12.77% -14.99% -19.46% -25.28%
Colombia 6.21% 6.12% 6.13% 5.76% 5.24% Yield on Loans 8.63% 8.57% 8.90% 9.63% 10.61% Cost of Deposits -2.41% -2.45% -2.77% -3.87% -5.37% Peru 5.22% 5.41% 5.33% 5.72% 5.89% Yield on Loans 5.46% 5.66% 5.71% 6.48% 7.12% Cost of Deposits -0.24% -0.26% -0.38% -0.76% -1.23%
(1) FC: Foreign Currency.

3Q22 Results 39
Customer spreads: YoY evolution
AVERAGE
9M21 9M22 9M21 9M22 Spain 1.76% 1.76% Turkey TL 2.96% 7.16%
Yield on Loans 1.75% 1.80% Yield on Loans 15.42% 19.26% Cost of Deposits 0.00% -0.04% Cost of Deposits -12.46% -12.09%
Mexico MXN 11.06% 11.65% Turkey FC1 4.66% 5.77%
Yield on Loans 12.21% 13.37% Yield on Loans 4.98% 6.15% Cost of Deposits -1.15% -1.71% Cost of Deposits -0.32% -0.38%
Mexico FC1 2.96% 3.52% Argentina 13.36% 14.12%
Yield on Loans 2.98% 3.59% Yield on Loans 26.38% 34.53% Cost of Deposits -0.02% -0.06% Cost of Deposits -13.02% -20.41%
Colombia 6.34% 5.68% Yield on Loans 8.80% 9.74% Cost of Deposits -2.46% -4.06%
Peru 5.06% 5.64% Yield on Loans 5.33% 6.44% Cost of Deposits -0.27% -0.80%
(1) FC: Foreign Currency.

05 Stages breakdown by business areas
BBVA
Creating Opportunities

3Q22 Results 41
Stages breakdown by business areas
CREDIT RISK BUSINESS BREAKDOWN BY AREA
(SEP-22, € M)
Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP Exposure impairments SPAIN Exposure impairments MEXICO Exposure impairments
Stage 1 375,164 2,203 Stage 1 180,094 519 Stage 1 72,170 1,059 Stage 2 38,394 2,247 Stage 2 20,302 807 Stage 2 5,591 523 Stage 3 15,162 8,120 Stage 3 8,146 3,889 Stage 3 2,017 1,107
Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments
Stage 1 42,976 249 Stage 1 41,141 350 Stage 2 4,587 432 Stage 2 4,974 380 Stage 3 2,822 1,748 Stage 3 1,981 1,244
Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA Exposure impairments PERU Exposure impairments ARGENTINA Exposure impairments
Stage 1 14,143 98 Stage 1 19,117 188 Stage 1 3,824 33 Stage 2 1,424 128 Stage 2 2,705 192 Stage 2 400 26 Stage 3 679 501 Stage 3 1,135 633 Stage 3 65 49

06 Sound portfolios in main geographies
BBVA
Creating Opportunities

3Q22 Results 43

Sound portfolios in main geographies

SPAIN

RETAIL BANKING

85% **of consumer loans origination given to "payroll" clients**

75% of floating rate mortgages **originated before 2012** (76% of stock at floating rate)

VERY SMALL BUSINESSES

- **Enterprises deleveraging** since 2008
- 41% **of loan volumes with state guarantees**
- Average guarantee: 75%

MEXICO

CONSUMER

70% **of consumer loans origination given to "payroll" clients**

1.5x **times higher average payroll at BBVA vs system's**

VERY SMALL BUSINESSES

- 62% **of loan volumes with guarantee** from development banks[1]
- Average guarantee: 55%

TURKEY

FC LOANS

-60% **Deleverage strategy** since 2015

70% of **Project Finance** loans have **FC revenues** (no FX risk)

81% of the exposure to the **most FX sensitive clients** in **Stage 2 / 3**

TL LOANS

- Mainly **fixed rate** and **short term** to manage transactionality.
- Asset quality metrics favoured by **salary and income growth**.

(1) NAFIN and Bancomext
Note: Data as of Sep'22

07 Covid-related loans backed by State guarantees
BBVA
Creating Opportunities

3Q22 Results 45
Covid-related loans backed by State guarantees
€ bn; SEP-22
GROUP SPAIN(2) MEXICO TURKEY(3) ARGENTINA COLOMBIA PERU
Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight
Households 1.4 0.9% 1.3 1.3% 0.0 0.0% 0.0 0.0% 0.0 1.1% 0.0 0.3% 0.1 1.4%
Corporates & SMEs 13.9 8.0% 11.9 12.3% 0.0 0.0% 0.0 0.1% 0.0 0.0% 0.1 2.5% 1.8 16.2%
Other 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.1% 0.0 0.0%
Note: data according to EBA criteria as of September 30, 2022.
(1) Excludes undrawn commitments.
(2) Includes mainly Spain, Rest of business and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 23.8 billion € ICO loans as of September 30, 2022 (of which 13.2 billion € is the outstanding drawn amount).
(3) Garanti bank-only.
Total Outstanding 15.3(1) 3.9% 13.2 5.8% 0 0.0% 0 0.1% 0 0.5% 0.1 0.9% 1.9 9.8%
% guaranteed by the State 77.7% 75.7% - 80.0% 100.0% 77.0% 90.9%

BBVA
Creating Opportunities
08 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

3Q22 Results 47
ALCO Portfolio
ALCO PORTFOLIO BREAKDOWN BY REGION
(€ BN)
Amort Cost
(HTC)
Fair Value
(HTC&S)
Sep-22 (€BN) (€BN) (duration)
South America 0.3 6.8 0.7 years
Turkey 5.2 3.2 4.3 years
Mexico 3.7 8.6 2.7 years
Euro 15.7 14.3 4.5 years
Spain 12.2 6.0
Italy 3.2 4.5
Rest 0.3 3.8
South America
Turkey
Mexico
Euro(1)
Sep-21 jun-22 sep-22
(1) Figures exclude SAREB senior bonds (€4.5bn as of Sep-21, and €4.3bn as of Jun-22 and Sep-22) and High Quality Liquid Assets portfolios (€19.1bn as of Sep-21, €10.1bn as of Jun-22 and €10.0bn as of Sep-22).
EURO ALCO PORTFOLIO MATURITY PROFILE
(€ BN)
EURO ALCO YIELD
(SEP-22, %)
HQLA(2) PORTFOLIO
(SEP-22, €)
(2) Note: HQLA - High Quality Liquid Assets
10.0 bn

3Q22 Results 48
NII sensitivity to interest rates movements
ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST
RATE MOVEMENTS
(TO +100 BPS INTEREST RATES INCREASE, %)
MEXICO
+c.15%
EURO BALANCE
SHEET
+3.8%
Note: NII sensitivities to parallel interest rates movements calculated as moving averages of the last 12 months’ balance sheets as of Ago-22, using our dynamic internal model. Mexico NII sensitivity for +100 bps breakdown: MXN sensitivity c.+2.6%; USD sensitivity +1.2%.

3Q22 Results 49
Liquidity and funding ratios
BBVA GROUP AND SUBSIDIARIES LCR & NSFR
(SEP-22)
Total Group 166% (215%)1
LCR NSFR
134%
Euro 2
Mexico
Turkey
S. America
198% 125%
190% 140%
274% 168%
(1) All countries >100% >100%
LCR of 166% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 215%.
(2) BBVA, S.A. liquidity management perimeter: Spain + foreign branches.
Both LCR and NSFR significantly above the 100% requirements
at a Group level and in all banking subsidiaries

BBVA
Creating opportunities
09 CET1 Sensitivity to market impacts

3Q22 Results 51
CET1 Sensitivity to Market Impacts1
TO A 10% CURRENCY DEPRECIATION
(SEP-22)
MXN -4bps
TRY -5bps
USD +19bps
TO A 10% DECLINE IN TELEFONICA’S
SHARE PRICE
(SEP-22)
-2 bps
TO +100 BPS MOVEMENT IN THE
SPANISH SOVEREIGN BOND
(SEP-22)
-12 bps
(1) CET1 sensitivity considering the FL capital ratio as of Sep 30th,2022.

BBVA
Creating opportunities
10 CET1 YTD evolution & RWAs by business area

3Q22 Results 53
Capital YTD evolution
CET1 FULLY-LOADED - BBVA GROUP
YTD EVOLUTION (%, BPS)
(1) Includes, among others, minority interests, market related impacts, the fnal adjustment related to the SBB program and the credit in OCIs that offsets the debit in P&L due to the hyperinflation accounting.

3Q22 Results 54
Risk-weighted assets by business area
Fully-Loaded RWAs
Breakdown by business area (€m) Sep-21 Jun-22 Sep-22
Spain 108,750 108,913 108,733
Mexico 61,240 73,869 80,491
Turkey 55,233 51,055 53,435
South America 40,870 49,641 51,484
Argentina 6,181 7,344 7,574
Chile 1,603 1,939 2,164
Colombia 13,376 16,834 17,134
Peru 17,336 20,344 21,316
Others 2,375 3,180 3,296
Rest of business 27,042 34,389 35,559
Corporate Center 9,406 12,775 11,753
BBVA Group 302,542 330,642 341,455

BBVA
Creating opportunities
11 Book Value of the main subsidiaries

3Q22 Results 56 Book Value of the main subsidiaries(1,2) € BN; SEP-22 Mexico 16.9 Turkey 6.9 Colombia 1.5 Argentina 1.5 Peru 1.3 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value (2) Turkey includes Garanti BBVA subsidiaries

BBVA Creating Opportunities 12 TBV per share & dividends evolution

3Q22 Results 58 Shareholders’ return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS (€ PER SHARE) TBV Dividends +19.5% 6.41 Sep-21 6.52 Dec-21 6.84 0.23 (1) 6.61 Mar-22 7.42 0.23 (1) 7.19 Jun-22 7.66 0.35 7.31 Sep-22 (after implementation of IAS29 in Turkey) (1) April 2022 dividend per share (0.23€) and October 2022 dividend per share (0.12)

BBVA Creating Opportunities 13 Garanti BBVA: wholesale funding

3Q22 Results 60

Turkey - Liquidity & funding sources

SOLID LIQUIDITY POSITION:

Total LTD ratio is at 77.5%, decreasing by -3.8 p.p in 3Q22.

Foreign currency performing loans decreased by USD 1.3 Bn (on a quarterly basis) to c. USD 9.2 Bn in 3Q22.

Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 274% vs ≥100% required in 3Q22.

LIMITED EXTERNAL WHOLESALE FUNDING NEEDS:

USD 5.6 Bn

FC LIQUIDITY BUFFERS

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 10.2 Bn FC liquidity buffer

Note 1: All figures are Bank-only, as of Sep. 2022
Note 2: Total Liquidity Buffer is at c. USD 7.4 Bn
(1) ROM: Reserve Option Mechanism

EXTERNAL WHOLESALE FUNDING MATURITIES[2]

(USD BN)



TOTAL 12M
USD 2.4 bn
1.0
0.7
0.7
0.0
3.1
4Q22
1Q23
2Q23
3Q23
>3Q23
Other³
Eurobond
Securitisation
Syndication
Subdebt
Covered Bond

USD 5.6 Bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions
(3) Other includes mainly bilateral loans, secured finance and other ST funding

Ample liquidity buffers and limited wholesale funding maturities

BBVA Creating Opportunities 14 Digital metrics Digital & mobile customers Digital sales

3Q22 Results 62 Outstanding trends in digital and mobile clients DIGITAL CUSTOMERS (MILLION CUSTOMERS, %) +39% 34.3 40.1 47.8 Sep-20 Sep-21 Sep-22 MOBILE CUSTOMERS (MILLION CUSTOMERS, %) +44% 31.9 38.1 45.9 Sep-20 Sep-21 Sep-22 CUSTOMER PENETRATION RATE 62.0% 67.0% 72.6% CUSTOMER PENETRATION RATE 57.7% 63.7% 69.6% Note: data excludes USA, Paraguay and Chile.

3Q22 Results 63 Leveraging digital capabilities to grow sales through digital channels (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) Group UNITS PRV 67.1 72.3 77.3 46.3 52.5 61.0 Sep-20 Sep-21 Sep-22 SPAIN 57.7 67.0 75.2 43.0 51.1 57.0 Sep-20 Sep-21 Sep-22 MEXICO 62.7 69.0 74.6 47.5 58.9 67.4 Sep-20 Sep-21 Sep-22 TURKEY 81.2 83.2 85.9 52.2 50.6 56.7 Sep-20 Sep-21 Sep-22 COLOMBIA 89.9 86.9 86.3 37.7 36.0 55.1 Sep-20 Sep-21 Sep-22 PERU 58.2 58.8 66.8 33.4 37.1 54.6 Sep-20 Sep-21 Sep-22 Note: Group excludes USA, Venezuela, Chile, Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 28, 2022
By: /s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón

Title: Authorized representative